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                                                                File No. 70-8471

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  Post-Effective Amendment No. 10 to Form U-1

                         JOINT APPLICATION-DECLARATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

THE COLUMBIA GAS SYSTEM, INC.                               COLUMBIA ENERGY SERVICES CORPORATION
COLUMBIA GAS SYSTEM SERVICE CORPORATION                     COLUMBIA ENERGY MARKETING CORPORATION
COLUMBIA LNG CORPORATION                                    121 Hill Pointe Drive
COLUMBIA ATLANTIC TRADING CORPORATION                       Suite 100
TRISTAR VENTURES CORPORATION                                Canonsburg, Pennsylvania 15317
TRISTAR CAPITAL CORPORATION
TRISTAR PEDRICK LIMITED CORPORATION                         COLUMBIA GULF TRANSMISSION COMPANY
TRISTAR PEDRICK GENERAL CORPORATION                         COLUMBIA GAS TRANSMISSION CORPORATION
TRISTAR BINGHAMTON LIMITED CORPORATION                      1700 MacCorkle Avenue, S.E.
TRISTAR BINGHAMTON GENERAL CORPORATION                      Charleston, WV 25314
TRISTAR VINELAND LIMITED CORPORATION
TRISTAR VINELAND GENERAL CORPORATION                        COLUMBIA GAS DEVELOPMENT
CORPORATIONTRISTAR RUMFORD LIMITED CORPORATION                         One Riverway
TRISTAR GEORGETOWN GENERAL CORPORATION                      Houston, TX 77056
TRISTAR GEORGETOWN LIMITED CORPORATION
TRISTAR FUEL CELLS CORPORATION                              COMMONWEALTH PROPANE, INC.
TVC NINE CORPORATION                                        COLUMBIA PROPANE CORPORATION
TVC TEN CORPORATION                                         9200 Arboretum Parkway, Ste 140
20 Montchanin Road                                          Richmond, VA 23236
Wilmington, DE 19807
                                                            COLUMBIA GAS OF KENTUCKY, INC.
COLUMBIA NATURAL RESOURCES, INC                             COLUMBIA GAS OF OHIO, INC.
COLUMBIA COAL GASIFICATION CORPORATION                      COLUMBIA GAS OF MARYLAND, INC.
900 Pennsylvania Avenue                                     COLUMBIA GAS OF PENNSYLVANIA, INC.
Charleston, WV  25302                                       COMMONWEALTH GAS SERVICES, INC.
                                                            200 Civic Center Drive
                                                            Columbus, OH 43215

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             (Names of company or companies filing this statement
                and addresses of principal executive offices)

                        THE COLUMBIA GAS SYSTEM, INC.
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              (Name of top registered holding company parent of
                         each applicant or declarant)

                           L. J. Bainter, Treasurer
                        THE COLUMBIA GAS SYSTEM, INC.
                              20 Montchanin Road
                             Wilmington, DE 19807
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                   (Name and address of agent for service)

                 (Other Agents for Service are Listed on the
                       Reverse Side of the Front Cover)
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PAGE 2

Names and Addresses of Subsidiary Company Agents for Service:

W. H. HARMON, Treasurer                                     H. F. HAYES, Treasurer
Columbia Natural Resources, Inc.                            Commonwealth Propane, Inc.
Columbia Coal Gasification Corp.                            Columbia Propane Corporation
900 Pennsylvania Avenue                                     9200 Arboretum Parkway, Ste 140
Charleston, West Virginia  25302                            Richmond, Virginia  23236

D. DETAR, Treasurer                                         D. L. GELBAUGH, Vice President
TriStar Ventures Corporation                                Columbia Gas of Ohio, Inc.
TriStar Pedrick Limited Corporation                         Columbia Gas of Kentucky, Inc.
TriStar Pedrick General Corporation                         Commonwealth Gas Services, Inc.
TriStar Binghamton Limited Corporation                      Columbia Gas of Pennsylvania, Inc.
TriStar Binghamton General Corporation                      Columbia Gas of Maryland, Inc.
TriStar Vineland Limited Corporation                        200 Civic Center Drive
TriStar Vineland General Corporation                        Columbus, Ohio  43215
TriStar Rumford Limited Corporation
TriStar Georgetown Limited Corporation                      S. L. PARKS-DOWNEY, Asst. Treasurer
TriStar Georgetown General Corporation                      Columbia Gas Transmission Corporation
TriStar Fuel Cells Corporation                              Columbia Gulf Transmission Company
TVC Nine Corporation                                        1700 MacCorkle Avenue, S.E.
TVC Ten Corporation                                         Charleston, West Virginia 25314
20 Montchanin Road
Wilmington, Delaware 19807                                  J. R. LISENBY, Treasurer
                                                            Columbia Gas Development Corporation
S. J. MacQueen, Treasurer                                   One Riverway
Columbia LNG Corporation                                    Houston, Texas 77056
Columbia Atlantic Trading Corp.
20 Montchanin Road                                          ROBERT GUSTAFSON, Controller
Wilmington, Delaware 19807                                  Columbia Energy Services Corporation
                                                            Columbia Energy Marketing Corporation
L. J. BAINTER, Vice President                               121 Hill Pointe Drive
Columbia Gas System Service Corp.                           Suite 100
TriStar Capital Corporation                                 Canonsburg, Pennsylvania 15317
20 Montchanin Road
Wilmington, Delaware 19807




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              (Names and Addresses of Other Agents for Service)
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PAGE 3

                 The Application-Declaration as previously filed is hereby

amended to include the following exhibit:

Item 6.          Exhibit

         F-4     Opinion of Counsel
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PAGE 4

                                  SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Post-Effective

Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

         The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.


                                      THE COLUMBIA GAS SYSTEM, INC.

Date:  December 20, 1995              By:     /s/ L. J. BAINTER,
                                            ----------------------------------
                                              L. J. Bainter, Treasurer


                                      COLUMBIA GAS OF OHIO, INC.
                                      COLUMBIA GAS OF PENNSYLVANIA, INC.
                                      COLUMBIA GAS OF KENTUCKY, INC.
                                      COLUMBIA GAS OF MARYLAND, INC.
                                      COMMONWEALTH GAS SERVICES, INC.
                                      COLUMBIA GULF TRANSMISSION COMPANY
                                      COLUMBIA GAS TRANSMISSION CORPORATION
                                      COLUMBIA GAS DEVELOPMENT CORPORATION
                                      COLUMBIA PROPANE CORPORATION
                                      COMMONWEALTH PROPANE, INC.
                                      COLUMBIA GAS SYSTEM SERVICE CORPORATION
                                      COLUMBIA NATURAL RESOURCES, INC.
                                      COLUMBIA ATLANTIC TRADING CORPORATION
                                      COLUMBIA COAL GASIFICATION CORPORATION
                                      COLUMBIA LNG CORPORATION
                                      COLUMBIA ENERGY SERVICES CORPORATION
                                      COLUMBIA ENERGY MARKETING CORPORATION
                                      TRISTAR CAPITAL CORPORATION

Dated:  December 20, 1995             By:     /s/ L. J. BAINTER,
                                            ----------------------------------
                                              L. J. Bainter, Vice President


                                      TRISTAR VENTURES CORPORATION
                                      TRISTAR PEDRICK LIMITED CORPORATION
                                      TRISTAR PEDRICK GENERAL CORPORATION
                                      TRISTAR BINGHAMTON LIMITED CORPORATION
                                      TRISTAR BINGHAMTON GENERAL CORPORATION
                                      TRISTAR VINELAND LIMITED CORPORATION
                                      TRISTAR VINELAND GENERAL CORPORATION
                                      TRISTAR RUMFORD LIMITED CORPORATION
                                      TRISTAR FUEL CELLS CORPORATION
                                      TRISTAR GEORGETOWN GENERAL CORPORATION
                                      TRISTAR GEORGETOWN LIMITED CORPORATION
                                      TVC NINE CORPORATION
                                      TVC TEN  CORPORATION

Dated:  December 20, 1995             By:    /s/ D. DETAR,
                                            ----------------------------------
                                             D. Detar, Treasurer
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EXHIBIT INDEX

       (a)     Exhibit

               F-4    Opinion of Counsel